

07007300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 11206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Pension & Group Consultants, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 Broadway
(No. and Street)

Kansas City	MO	64111-2406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Hall 816-968-0602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Suite 1000	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Pension & Group Consultants, Inc., as of March 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JOHN W. BAXTER
Notary Public - Notary Seal
Commission # 05549105
STATE OF MISSOURI
JACKSON COUNTY
MY COMMISSION EXPIRES MAR. 15, 2009

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NPGC FUND, L.P.
(A Limited Partnership)

Table of Contents



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Partners
NPGC Fund, L.P.:

We have audited the accompanying statements of assets liabilities, and partners' equity of NPGC Fund, L.P. (the Partnership) as of December 31, 2006 and 2005, including the schedule of investments as of December 31, 2006, and the related statements of operations and changes in partners' equity, and the financial highlights for the years then ended. These financial statements, schedule and financial highlights are the responsibility of the Partnership's general partner. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and schedule presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2006 and 2005, and the results of its operations, changes in its partners' equity, and its financial highlights for the years then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Kansas City, Missouri
March 27, 2007

NPGC FUND, L.P.
(A Limited Partnership)

Statements of Assets, Liabilities, and Partners' Equity

December 31, 2006 and 2005

Assets		**2006**	**2005**
Assets:			
Cash and cash equivalents	$	2,460,468	3,600,827
United States Treasury bills, at fair value		649,114	—
Equity in commodity trading accounts:			
Margin and other deposits at broker—cash		4,490,799	4,277,735
Open trade equity on daily cash settled contracts		67,910	(180,608)
Net equity in commodity trading accounts		4,558,709	4,097,127
Accrued interest receivable		12,279	10,016
Total assets	$	7,680,570	7,707,970
Liabilities and Partners' Equity			
Liabilities:			
Accrued commissions and fees	$	27,034	60,661
Total liabilities		27,034	60,661
Partners' equity:			
Limited partners; 2,329.5 and 2,343.4 units outstanding at December 31, 2006 and 2005, respectively		7,517,469	7,512,153
General partner; 42.2 units outstanding at December 31, 2006 and 2005		136,067	135,156
Total partners' equity		7,653,536	7,647,309
Total liabilities and partners' equity	$	7,680,570	7,707,970
Net asset value per outstanding unit of partnership interest at end of year	$	3,227	3,206

See accompanying notes to financial statements.

NPGC FUND, L.P.
(A Limited Partnership)

Statements of Operations

Years Ended December 31, 2006 and 2005

		2006	2005
Investment income:			
Interest income	$	166,182	97,265
Operating expenses:			
Incentive fees		62,679	66,950
Commissions		125,376	108,962
Management fees		161,173	208,575
Exchange fees		3,611	2,851
Other		23,500	15,619
Total expenses		376,339	402,957
Net loss		(210,157)	(305,692)
Net realized trading gain on closed contracts from investment including foreign currency translation		12,258	119,899
Net unrealized appreciation on open contracts from investment including foreign currency translation		248,519	81,122
Net realized and unrealized gain from investment and foreign currency translation		260,777	201,021
Net income (loss)	$	50,620	(104,671)
Income (loss) per unit of partnership interest (based on units outstanding at end of year):			
General partner	$	21	(44)
Limited partners		21	(44)
Net income (loss) (based on units outstanding at end of year) allocated to:			
General partner	$	911	(1,661)
Limited partners		49,709	(103,010)

See accompanying notes to financial statements.

NPGC FUND, L.P.
(A Limited Partnership)

Statements of Changes in Partners' Equity

Years ended December 31, 2006 and 2005

	General partner		Limited partner		Total	
	Units	Amount	Units	Amount	Units	Amount
Partners' equity, December 31, 2004	42.2	$ 136,817	2,462.0	$ 7,989,184	2,504.2	$ 8,126,001
Withdrawal of capital	0.0	—	(118.6)	(374,021)	(118.6)	(374,021)
Increase (decrease) from operations:						
Net loss		(4,851)		(300,841)		(305,692)
Net realized gains		1,903		117,996		119,899
Net unrealized depreciation		1,287		79,835		81,122
Net loss from operations		(1,661)		(103,010)		(104,671)
Partners' equity, December 31, 2005	42.2	135,156	2,343.4	7,512,153	2,385.6	7,647,309
Withdrawal of capital	0.0	—	(13.9)	(44,393)	(13.9)	(44,393)
Increase (decrease) from operations:						
Net loss		(3,736)		(206,421)		(210,157)
Net realized gains		218		12,040		12,258
Net unrealized appreciation		4,429		244,090		248,519
Net income from operations		911		49,709		50,620
Partners' equity, December 31, 2006	42.2	$ 136,067	2,329.5	$ 7,517,469	2,371.7	$ 7,653,536

See accompanying notes to financial statements.

NPGC FUND, L.P.
(A Limited Partnership)

Schedule of Investments

December 31, 2006

Cash and cash equivalents (32.1%, cost $2,460,468)	$	2,460,468
United States Treasury bills, at fair value (8.5%, cost $633,254)		649,114
Equity in broker trading accounts:		
Margin and other deposits at broker:		
Cash denominated in:		
British pound		1,167
Canadian dollar		20,896
European economic unit		22,376
Japanese yen		41,725
U.S. dollar		4,404,635
Total cash deposited at broker (58.7%, cost $4,490,799)		4,490,799
Open trade equity comprised of:		
R.G. Neiderhoffer		(126,351)
Eckhardt futures		54,493
Interest rate futures denominated in:		
British pound		3,697
Canadian dollar		(12,495)
European economic unit		2,062
Japanese Yen		78,016
Total open trade equity		(578)
Other futures denominated in U.S. dollars:		
Grain and oilseed		26,763
Food and fiber		1,853
Currency		39,042
Metal and energy		830
Total open futures denominated in U.S. dollars		68,488
Total open trade equity (0.9%, cost $0)		67,910
Subtotal (100.2%)		7,668,291
Accrued bank interest		12,279
Total (100.4%)		7,680,570
Liabilities (0.4%)		27,034
Partners' equity (100%)	$	7,653,536

See accompanying notes to financial statements.

NPGC FUND, L.P.
(A Limited Partnership)
Notes to Financial Statements
December 31, 2006 and 2005

(1) Nature of the Organization

NPGC Fund, L.P. (the Partnership) is a Missouri limited partnership organized to engage in the speculative trading of commodity futures, option contracts, and other commodity interests (including forward contracts in foreign currencies). The Partnership is a registered commodity pool, which was organized in August 1987 and commenced trading in December 1987. The Partnership is administered by its general partner, National Pension & Group Consultants, Inc., which is a registered commodity pool operator. Trading decisions for the Partnership are made by independent commodity trading advisors (the Advisors).

The general partner is required to purchase and maintain units of general partnership interest for its account in an amount sufficient to satisfy any minimum capital contribution provisions of the partnership classification rules, if any, of the Internal Revenue Code of 1986, as amended from time to time, and the treasury regulations thereunder. The units of general partnership interest, representing the minimum capital contribution of the general partner, may not be transferred or redeemed so long as it acts as general partner.

Unless earlier dissolved, the Partnership will cease doing business on December 31, 2012 and will thereupon be dissolved. The Partnership also will cease doing business and will be dissolved if required by law, or upon the occurrence of certain events, as defined in the limited partnership agreement, including a significant decrease in the net asset value, bankruptcy, withdrawal of the general partner or the Partnership itself, or the vote of the holders of a majority of the outstanding units. Upon dissolution of the Partnership, the remaining net assets will be distributed pro rata to the unit holders.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Income Taxes

No provision for income taxes has been made in the accompanying financial statements as each partner is individually responsible for reporting income (loss) based on their prorated share of the Partnership's profits (losses) as reported for income tax purposes. The Partnership prepares calendar-year U.S. and state information tax returns and reports to the partners its allocable shares of the Partnership's income, expenses, and trading gains (losses).

(c) Investments

Investments in U.S. Treasury bills are stated at fair value based on quoted market prices. The specific identification method is used to determine realized gain (loss) on disposal. Interest income is accrued daily.

Open trade equity on daily cash-settled contracts represents the net unrealized gain on contracts that are settled in cash the following business day.

(d) Margin and other Deposits at Brokers

The Partnership deposits cash and U.S. government securities with brokers subject to Commodity Futures Trading Commission (CFTC) regulations and various exchange and broker requirements. Margin requirements are satisfied by the deposit of cash and securities with such brokers. The Partnership earns interest income on its cash deposited with the brokers.

(e) Allocation of Earnings

All partners are allocated earnings (losses) of the Partnership based upon their pro rata share of total units outstanding. The value at the time of distribution is based on the then current unit value.

(f) Cash and Cash Equivalents

Cash and cash equivalents includes cash held in money market accounts and at brokers, and highly liquid debt instruments with an original maturity of three months or less when purchased.

Investments in money market and trading accounts are stated at fair value, with unrealized gains (losses) recognized currently in earnings. Open trade equity on daily cash-settled contracts represents the net unrealized gain on contracts that are settled in cash the following business day.

(g) Revenue Recognition

Commodity futures, options, and forward contracts, as well as securities transactions, are recorded on the trade date and open contracts are reflected in the financial statements at the fair value on the last business day of the reporting period. The difference between the original contract amount and market value is reflected in income as an unrealized gain (loss). Fair value is based on quoted market prices. All commodity futures, options, and forward contracts are reflected at fair value in the financial statements.

(h) Foreign Currency Transactions

The Partnership's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of statement of assets and liabilities. Income and expense items denominated in currencies other than U.S. dollars are translated into U.S. dollars at the rates in effect during the period. Gains (losses) resulting from the translation to U.S. dollars are reported in income currently.

(i) Advisory Fees

The Partnership's Advisors are paid a monthly management fee ranging from nil to 1/12 of 2% of allocated net assets, and an incentive fee ranging from 20% to 24% of net trading profits, if any.

(3) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Partnership is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet its investment objectives. These instruments involve, to varying degrees, elements of

(Continued)

credit, interest rate, foreign currency, or liquidity risks in excess of the amounts recognized in the statements of assets and liabilities.

(a) Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the level or volatility of interest rates, foreign currency exchange rates, or market values of the underlying financial instruments or commodities may result in cash settlements that differ from the amounts recognized in the statements of assets and liabilities. The Partnership's exposure to market risk is directly influenced by a number of factors, including the volatility of the markets in which the financial instruments are traded and the liquidity of those markets.

The general partner has procedures in place to control market risk. There can be no assurance that they, in fact, will succeed in doing so. The procedures focus primarily on monitoring the trading activity of the Advisors from time to time by the Partnership, daily review of the outstanding positions to consider possible over-concentration on an individual advisor and overall Partnership basis, and calculating the Partnership's net asset value daily. While the general partner, itself, will not intervene in the markets to hedge or diversify the Partnership's market exposure, the general partner may urge the Advisors to reallocate positions, or itself reallocate Partnership assets among Advisors. However, such interventions are unusual, and the general partner's basic control procedures consist of the ongoing process of Advisors selection and monitoring.

(b) Fair Value

The derivative financial instruments used in the Partnership's trading activities are marked to market daily in the statement of assets, liabilities and partners' equity with the resulting unrealized gains (losses) recorded in the statement of operations.

At December 31, 2006, the Company held open future and forward foreign exchange contracts as follows:

	Long(L) Short(S)	**Number of Contracts**	**Unrealized Gain(Loss)**
Grain Commodity Futures	L	86	26,763
Foreign Currency Futures	L	88	39,042
Food and Fiber Commodity Futures	L	53	1,853
Energy and Fuel Commodity Futures	S	3	830
Interest Futures	S	72	71,280
R. G. Neiderhoffer	-	-	(126,351)
Eckhardt futures	-	-	54,493

For the years ended December 31, 2006 and 2005, the average fair values of the Partnership's open futures contracts, based on month-end amounts, were approximately $93,000 and $32,000, respectively.

(Continued)

(c) *Credit Risk*

Contract or notional amounts represent the extent of the Partnership's involvement in a particular class of financial instrument; however, they are not indicative of potential loss. Futures, options on futures, and forward contracts are typically closed out by entering into offsetting contracts. For these contracts, the net unrealized gains (losses), rather than contract or notional amounts, represent the approximate future cash requirements.

The purchase and sale of futures and options on futures contracts requires margin deposits with a futures commission merchant (FCM). Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act (CEAct) requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other property (for example, U.S. Treasury bills) deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than the total of cash and other property deposited. In addition, recovery of the assets on deposit may be limited to account insurance or other protection carried by the FCM.

The Partnership is exposed to credit risk in the event of nonperformance by counterparties to financial instruments. The credit risk from counterparty nonperformance associated with these instruments is the net unrealized gains, if any, included on the statements of assets and liabilities. The Partnership also has credit risk because the sole counterparty with respect to certain of the Partnership's assets is ED & F Man International, the Partnership's commodity broker and primary FCM. Approximately 68% and 53%, respectively, of the Partnership's total assets as of December 31, 2006 and 2005, are deposits with or open trade equity due from (to) the commodity broker. The Partnership's commodity broker is subject to the segregation requirements of the CFTC pursuant to the CEAct. The Partnership monitors the creditworthiness of its counterparties and, if necessary, reduces its exposure to them.

For exchange-traded contracts, the exchange or its clearinghouse acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions. The risks associated with exchange-traded contracts are typically perceived to be less than those associated with over-the-counter transactions, because exchanges typically (but not universally) provide clearinghouse arrangements in which the collective credit (in some cases, limited in amount) of the members of the exchange is pledged to support the financial integrity of the exchange, whereas, in over-the-counter transactions, traders must rely solely on the credit of their respective individual counterparties. Margins, which may be subject to loss in the event of a default, are generally required in exchange trading, and counterparties may require margin in the over-the-counter markets. All of the Partnership's contracts were traded on an exchange as of December 31, 2006 and 2005.

NPGC FUND, L.P.
(A Limited Partnership)
Notes to Financial Statements
December 31, 2006 and 2005

(4) Financial Highlights

	2006	2005
Per unit operating performance:		
Net asset value, beginning of period	$ 3,206	3,244
Income from investment operations:		
Gross investment income	70	39
Net realized and unrealized gains	110	86
Total from investment operations	180	125
Less operating expenses	159	163
Net asset value, end of period	$ 3,227	3,206
Investment income ratio	5.60%	3.88%
Expense ratio	4.94%	5.24%
Total income (loss)	0.66%	(1.36)%

The investment income ratio, expense ratio, and total income (loss) ratio, as presented in the above table, represents the item as compared to the average net asset values during 2006 and 2005. Per unit performance is based on average unit value outstanding throughout the year.

(5) Related-Party Transactions

The general partner is paid a monthly management fee for the administration of the Partnership equal to 1/12 of 2% of the month-end net asset value. Further, the general partner is paid a quarterly incentive fee of 5% of the net new trading profits (as defined in the agreement). If the Partnership's net asset value is $15,000,000 or more at the end of each month in a calendar quarter, the general partner receives a monthly management fee equal to 1/12 of 1% of the month-end net asset value in such calendar quarter and an incentive fee equal to 7.5% of net new trading profits for such quarter.

During the years ended December 31, 2006 and 2005, the general partner earned management fees of approximately $112,987 and $117,474, respectively, of which $9,596 and $9,819 were unpaid at December 31, 2006 and 2005, respectively.

(6) Partnership Units

Since the end of 1995, the Partnership has been closed to new investors. The Partnership may reopen the Partnership to offer additional units for sale; however, at the present time, there are no plans to do so in the near future.

No limited partner may redeem any portion the partner's units during the six months following the date of purchase. Thereafter, redemptions are permitted at the net asset value per unit as of the end of any month upon at least 10 days' written notice to the general partner.

In 2006 and 2005, 13.9 and 118.6 partnership units were redeemed by one and three partners for $44,392 and $374,021, respectively.

NPGC FUND, L.P.
(A Limited Partnership)

Affirmation of the General Partner

To the best of my knowledge and belief of the undersigned, the information contained in the financial statements for the year ended December 31, 2006 is accurate and complete.



Michael E. Hall, Vice President
National Pension and Group Consultants, Inc.
General Partner

END